Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Set forth below is a listing of the smoking and health class action against PM USA and the health care cost recovery case against PM USA and ALG currently scheduled for trial through 2004.

Case (Jurisdiction)	Type of Action	Trial Date

Scott, et al. v. The American Tobacco Company, et al. (Louisiana)	Smoking and Health Class Action (Second Phase of Trial)	March 29, 2004

The United States of America v. Philip Morris Incorporated, et al. (Washington, D.C.)	Health Care Cost Recovery Case	September 13, 2004

Below is a schedule setting forth by month the number of individual smoking and health cases, including cases brought by current and former flight attendants claiming personal injuries allegedly related to ETS, against PM USA and, in some cases, ALG, that are currently scheduled for trial through the end of 2004.

2004

May (1)
June (1)
July (1)
September (2)
October (2)
November (1)